BioHarvest Sciences Reports Third Quarter 2024 Financial Results

Third Quarter 2024 Revenue Increased 101% Year-over-Year to Over $6.5 Million, Exceeding Management Guidance

Vancouver, British Columbia and Rehovot, Israel – November 25, 2024 - BioHarvest Sciences Inc. (NASDAQ: BHST) (CSE: BHSC) (FSE: 8MV0) ("BioHarvest" or the "Company"), a company pioneering its patented Botanical Synthesis technology platform, today reported its financial and operational results for the third quarter ended September 30, 2024.

Third Quarter & Subsequent 2024 Operational Highlights
All figures stated in this news release are in U.S. dollars unless stated otherwise.

•Total revenues for the third quarter of 2024 increased 101% year-over-year to $6.5 million.

•Gross margins expanded by 1,200 basis points to 57% of sales in the third quarter of 2024, as compared to 45% in the same year-ago quarter.

•Management expects fourth quarter 2024 revenues of at least $7.2 million and expects to reach adj. EBITDA breakeven in the second half of 2025.

•Successfully uplisted to the Nasdaq Global Market on Tuesday, November 12, 2024.

•Total VINIA® subscribers increased by 128% as compared to the same year-ago quarter.

•Launched functional VINIA® SuperFood tea line, leveraging the success of the Company’s “VINIA® Inside” strategy following the launch of VINIA® SuperFood Coffee in December 2023.

•Presented at leading small-cap investor conferences including the LD Micro Main Event XVII Conference, Planet Microcap Showcase Vancouver, iAccess Alpha Buyside Best Ideas Investor Conference, and H.C. Wainwright 26th Annual Global Investment Conference.

Management Commentary

Ilan Sobel, Chief Executive Officer of BioHarvest, said: “The third quarter of 2024 delivered continued progress in our Products and CDMO business segments – highlighted by continued outperformance on the topline as we doubled down on growth, with third quarter revenue of $6.5 million driven by continued momentum in our VINIA® subscription business and a strong response to our incremental coffee product line, resulting in over a 100% increase in Products revenue. We continued to make steady progress with our Contract Development and Manufacturing Organization (CDMO) Services Business Unit as well, with a highly focused pipeline of impactful prospective customers, some of which we expect to announce in the near-term.

“In our Products division, revenue was driven by our core nutraceutical capsule business and additional ‘VINIA® Inside’ products. VINIA® Superfood Coffee, which is part of the Hot Beverage line-up, received a strong response from our customers, contributing to revenue growth and aging down our customer base. We continued to focus on our innovation pipeline of ‘VINIA® Inside’ products in the quarter as well and are incredibly excited to have announced the launch of our functional VINIA® SuperFood teas just earlier today.

“Ongoing margin optimization initiatives – such as the recent digitization of manufacturing – continue to increase efficiencies across the organization, with gross margins increasing 1,200 basis points to 57% in the third quarter of 2024, as compared to 45% in the same year-ago quarter. While geopolitical events impacted margins due to increased air freight costs and the delayed implementation of certain cost-saving measures, we believe we are well positioned to see notable margin improvements throughout the first half of 2025. We remain laser focused on further enhancing manufacturing margins as we scale, leaning in on growth, and on driving further marketing efficiencies in our end-to-end e-commerce value chain.

“During the third quarter we continued to advance our CDMO division with two established customers and a strong pipeline of potentially near-term prospects. We are scaling rapidly to meet current and anticipated demand, making investments in R&D infrastructure and talent to underscore our commitment to executing for our current and future customers. Each deal we announce reflects our thoughtful and measured approach to only allocating our research bandwidth to impactful CDMO customers with the highest probability to deploy world-changing molecules. This is particularly important as the bulk of our monetization potential comes on the backend in the form of royalties on future commercial sales of any molecule we may develop, which could provide a recurring revenue base over the long term.

“Looking ahead, we expect continued strong growth and margin improvement in our Products division on rising VINIA® sales and a growing portfolio of incremental products such as coffees and teas. In our CDMO division, we are making steady progress on our contracted research projects while concurrently building out our future B2B sales pipeline. With our listing to the Nasdaq Global Market now complete, we believe we are well positioned to unleash the power of a 'VINIA® Inside' strategy that we believe will help drive sustainable, long-term value creation for our shareholder partners,” concluded Sobel.

Third Quarter 2024 Financial Results
All figures stated in this news release are in U.S. dollars unless stated otherwise.

Total revenues for the third quarter of 2024 increased 101% to $6.5 million – which exceeded management’s prior revenue guidance – as compared to $3.2 million in the third quarter of 2023. The increase was largely attributable to over 128% growth in total VINIA® subscribers year-over-year.

Gross profit increased 157% to $3.7 million, or 57% of total revenues, in the third quarter of 2024, as compared to $1.4 million, or 45% of total revenues, in the same year-ago quarter. The increase in gross margin was primarily attributable to the benefits of increased manufacturing scale, improved manufacturing yields, and cost reductions in downstream packaging and delivery costs.

Total operating expenses for the third quarter totaled $5.8 million in the third quarter, an increase of 67% as compared to the same year-ago quarter. The increase in operating expenses was primarily due to increased marketing spend, expenses related to new product launches, and higher expenses from the CDMO services division.

Net loss for the third quarter of 2024 totaled $2.7 million, or $0.16 per basic and diluted share, as compared to a net loss of $1.7 million, or $0.13 per basic and diluted share, in the same year-ago quarter.

Adjusted EBITDA loss – a non-IFRS measure – totaled $2.1 million, as compared to an adjusted EBITDA loss of $1.7 million in the same year-ago quarter.

Cash and cash equivalents as of September 30, 2024, totaled $2.8 million, as compared to $5.4 million as of December 31, 2023.

Earnings Conference Call

BioHarvest Sciences will host an investor conference call and webcast at 4:30 p.m. Eastern time today to discuss the Company’s third quarter 2024 financial results, provide a corporate update, and conclude with a question-and-answer session from telephone participants. To participate, please use the following information:

Third Quarter FY2024 Results Conference Call

Date: Monday, November 25, 2024

Time: 4:30 p.m. Eastern time

U.S./Canada Dial-in: 1-844-825-9789

International Dial-in: 1-412-317-5180

Conference ID: 10194495

Webcast: BHST Q3 FY2024 Earnings Conference Call

Please dial in at least 10 minutes before the start of the call to ensure timely participation.

A telephone playback of the call will be available through Monday, December 9, 2024. To listen, call 1-844-512-2921 within the United States and Canada or 1-412-317-6671 when calling internationally, using replay pin number 10194495. A webcast replay will also be available by clicking here: BHST Q3 FY2024 Earnings Conference Call.

About BioHarvest Sciences Inc.

BioHarvest Sciences Inc. (NASDAQ: BHST) (CSE: BHSC) (FSE: 8MV0) is a leader in Botanical Synthesis, leveraging its patented technology platform to grow plant-based molecules, without the need to grow the underlying plant. BioHarvest is leveraging its botanical synthesis technology to develop the next generation of science-based and clinically proven therapeutic solutions within two major business verticals; as a contract development and production organization (CDMO) on behalf of customers seeking complex molecules, and as a creator of proprietary nutraceutical health and wellness products, which includes dietary supplements. To learn more, please visit www.bioharvest.com.

Use of Non-IFRS Financial Measures

This press release includes the following non-IFRS measure – Adjusted EBITDA, which is not a measure of financial performance under IFRS and should not be considered as an alternative to net income as a measure of financial performance. Adjusted EBITDA represents net income (loss) before interest, taxes, depreciation and amortization adjusted for stock-based compensation and fair value adjustment of convertible loan. The company believes this non-IFRS measure, when considered together with the corresponding IFRS measures, provides useful information to investors and management regarding financial and business trends relating to the company’s results of operations. However, this non-IFRS measure has significant limitations in that it does not reflect all the costs and other items associated with the operation of the company’s business as determined in accordance with IFRS. In addition, the company’s non-IFRS measures may be calculated differently and are therefore not comparable to similar measures by other companies. Therefore, investors should consider non-IFRS measures in addition to, and not as a substitute for, or superior to, measures of financial performance in accordance with IFRS. A reconciliation of Adjusted EBITDA to net income, its corresponding IFRS measure, is shown below.

IFRS NET INCOME (LOSS) TO ADJUSTED EBITDA RECONCILIATION
(Unaudited)
(U.S dollars in thousands)

	THREE MONTHS ENDED
	30-Sep-24
	2024	2023
Net Income (Loss)	($2,689)	($1,727)
Depreciation and Amortization	351	217
Taxes	0	0
Interest, net	101	103
Fair Value adjustment of derivative liability – Convertible loan	29	(368)
Share Based Compensation	127	118
Adjusted EBITDA (Non-IFRS)	($2,081)	($1,657)

Forward-Looking Statements

Information set forth in this news release might include forward-looking statements that are based on management’s current estimates, beliefs, intentions, and expectations, and are subject to a number of risks and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. Launching new products is subject to risks and uncertainties including the risk that the market will not accept the product or that government approvals required for sale or import of the products will not be obtained. There is never an assurance that any product set will successfully disrupt established product categories. There is no assurance that the Company will maintain or improve current financial performance, as revenues and margins are dependent on a combination of factors such as supply chain efficiencies, input cost stability, marketing efficiencies and uncertain consumer preferences. Revenue projections are estimates and there is no assurance will occur when estimated as the timing is dependent on consumer acceptance and cost stability and other factors beyond company control. For the CDMO Services Business Unit, there is no assurance of additional future contracts, and readers are cautioned that increased revenue is not necessarily an increase in net income or profitability as costs will likely increase as well.  All forward-looking statements are inherently uncertain and actual results may be affected by a number of material factors beyond our control. Readers should not place undue reliance on forward-looking statements. BHSC does not intend to update forward-looking statement disclosures other than through our regular management discussion and analysis disclosures.

Neither the Canadian Securities Exchange nor its Regulation Services Provider accept responsibility for the adequacy or accuracy of this release.

This release has been reviewed and approved by Dave Ryan, VP Investor Relations, who accepts responsibilities for its contents.

BioHarvest Corporate Contact:
Dave Ryan, VP Investor Relations & Director
+1 (604) 622-1186
info@bioharvest.com

Investor Relations Contact:
Lucas A. Zimmerman
Managing Director
MZ Group - MZ North America
+1 (949) 259-4987
BHSC@mzgroup.us

BioHarvest Sciences Inc.
Unaudited Interim Condensed Consolidated Statements of Financial Position
U.S. dollars in thousands

	As at September 30, 2024	As at December 31, 2023
Assets
Current assets
Cash and cash equivalents	$ 2,768	$ 5,355
Trade accounts receivable	1,163	808
Other accounts receivable	863	423
Inventory	3,188	2,466
Total current assets	7,982	9,052

Non-current
Restricted cash	364	179
Property and equipment, net	17,477	5,771
Total non-current assets	17,841	5,950

Total assets	$ 25,823	$ 15,002

Liabilities
Current liabilities
Trade accounts payable	$ 4,431	$ 1,778
Other accounts payable	4,108	3,172
Derivative liability - warrants	-	526
Convertible loans	1,193	20,533
Accrued liabilities	197	458
Total current liabilities	9,929	26,467

Non-current liabilities
Lease liability	9,504	1,425
Liability to Agricultural Research Organization	2,251	1,963
Total non-current liabilities	11,755	3,388

Shareholders' deficit
Share capital and premium	97,601	68,652
Accumulated deficit	(93,462)	(83,505)
Total Shareholders' equity (deficit)	4,139	(14,853)

Total liabilities and shareholders' equity deficit	$ 25,823	$ 15,002

BioHarvest Sciences Inc.
Unaudited Interim Condensed Consolidated Statements of Comprehensive Loss
U.S. dollars in thousands, except per share data

	Three-months period ended September 30,		Nine-months period ended September 30,
	2024	2023	2024	2023
Revenues	$ 6,539	3,239	$ 17,910	8,152
Cost of revenues	2,825	1,797	8,091	4,812
Gross profit	3,714	1,442	9,819	3,340
Operating expenses
Research and development expenses	1,278	894	3,400	2,317
Sales and marketing expenses	3,417	1,798	8,793	5,490
General and administrative expenses	1,121	757	2,928	2,950
Total operating expenses	5,816	3,449	15,121	10,757

Loss from operations	2,102	2,007	5,302	7,417

Finance expenses	587	155	4,655	457
Finance income	-	(435)	-	(2,545)
Net loss before tax	$ 2,689	1,727	9,957	5,329
Net loss and comprehensive loss	$ 2,689	1,727	$ 9,957	$ 5,329

Basic and diluted loss per share	0.16	0.13	0.63	0.40
Weighted average number of shares outstanding	17,341,577	13,420,654	15,813,051	13,363,392

BioHarvest Sciences Inc.
Unaudited Interim Condensed Consolidated Statements of Cash Flows
U.S. dollars in thousands

		Nine-months period ended September 30,
	Note	2024	2023
Cash flows from operating activities:
Net loss for the period		$ (9,957)	$ (5,329)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization		910	624
Fair value adjustments of derivative liability - convertible loans		3,482	(2,423)
Fair value adjustments of derivative liability - warrants		408	-
Interest and re-assessment on liability to Agricultural Research Organization, net		288	294
Finance income, net		296	(90)
Share based compensation (including cash-settled share-based payment)		454	431
Changes in operations assets and liabilities:
Change in trade accounts receivable		(355)	(88)
Change in other accounts receivable		(440)	207
Change in inventory		(722)	(697)
Changes in trade accounts payable, other accounts payable and accrued liabilities		1,341	1,632
Cash used in operations		(4,295)	(5,439)
Interest paid		-	(89)
Net cash used in operating activities		(4,295)	(5,528)

Cash flow from investing activities:
Purchase of property and equipment		(2,442)	(1,183)
Deposit of restricted cash for bank guarantee, net of drawing		(185)	-
Net cash used in investing activities		(2,627)	(1,183)

Cash flow from financing activities:
Payments of lease liabilities		(412)	(274)
Exercise of options		408	403
Net proceeds from issuance of units of securities		4,330	-
Proceeds from issuance of Convertible loans		-	6,418
Net cash provided by financing activities		4,326	6,547

Exchange rate differences on cash and cash equivalents		9	(13)
Decrease in cash and cash equivalents		(2,596)	(164)
Cash and cash equivalents at the beginning of the period		5,355	1,736
Cash and cash equivalents at the end of the period		$ 2,768	$ 1,559

Significant non-cash transactions:
Conversion of convertible loans into common shares and warrants		20,527	2,557
Purchase of property in installment agreement		1,721	-
Recognition of right of use assets and lease liabilities		8,648	-
Reclassification of warrants as an equity instrument		934	-